Exhibit 99.1

China New Borun Reports Board Changes

Beijing, China, November 9, 2010 — China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced that two of its non-executive board members resigned from their positions as directors of the Company.  Additionally, in order for the Company to maintain a majority of independent directors, two executive board members resigned from their positions as directors but remained in their same executive positions with the Company.

On November 4, 2010, Ruiping Wang resigned as a member of the board of directors of the Company effective on such date. On November 6, 2010, Yibin Wei resigned as a member of the board of directors of the Company effective on such date. Both Mr. Wang and Ms. Wei’s resignations were due to personal reasons and did not arise from any disagreement with or any matter relating to the Company’s operations, policies or practices.

On November 6, 2010, Hengxiu Song and Rongjian Wang resigned as members of the board of directors of the Company effective on such date.  Hengxiu Song and Rongjian Wang will continue to serve as the Chief Operations Officer and the Financial Controller of the Company, respectively.

The Company is not required by the NYSE to maintain a majority of independent directors on the board, however Messrs. Song and Wang chose to resign their board seats, as the Company views the maintenance of a majority of independent directors as key to effecting good corporate governance.

About China New Borun Corporation

China New Borun Corporation is a leading producer and distributor of corn-based edible alcohol in China.  Borun’s edible alcohol products are primarily sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage that is sold throughout China in retail stores, restaurants and bars. The Company also produces DDGS Feed, corn germ and liquid carbon dioxide as by-products during the alcohol production process.  China New Borun is based in Shouguang, Shandong Province.  For more information about the company, please visit http://ir.chinanewborun.com.

ICR, Inc.

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Michael Tieu

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Email: michael.tieu@icrinc.com

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Bill Zima

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